Exhibit 99.1

Scorpio Tankers Inc. Reports Vessel Incident

MONACO--(Marketwire - April 26, 2010) -  Scorpio Tankers Inc. (NYSE: STNG) announced today that on April 25, 2010 Senatore, one of the Company's double hulled Panamax tankers on time charter, suffered damage to one of its ballast tanks. The damage was noticed while the vessel was anchored near New Orleans, Louisiana. No other vessels were involved in the incident, which did not result in any pollution or injuries. The damage to the vessel is currently being assessed, and the Company anticipates the repair, which is covered by insurance, will take up to 20 days.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a newly formed provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns three double hull Panamax tankers, with an average age of 6.8 years. Additional information about the Company is available at the Company's website www.scorpiotankers.com.

Scorpio Tankers Inc.
212-542-1616